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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July 2018

Commission File Number: 001-15102

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Embraer S.A.

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Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Embraer and United Airlines Sign Contract for 25 E175s

Farnborough, UK, July 16, 2018 – Embraer and United Airlines announced at the 2018 Farnborough Airshow that they signed a firm order for 25 E175 jets in a 70-seat configuration. The contract has a value of USD 1.1 billion, based on current list prices, and will be included in Embraer’s 2018 third-quarter backlog. Deliveries will begin in the second quarter of 2019.

“We are thrilled that United is adding another 25 Embraer aircraft to the large existing fleet of almost 400 E-Jets and ERJ’s currently flying in the United Express network,” said Charlie Hillis, Vice President, Sales & Marketing, North America, Embraer Commercial Aviation. “The class-leading E175 platform is an aircraft that excels in the North American market due to its efficiency, comfort, and reliability. These new E175 aircraft will serve United and its passengers very well.”

“The new E-175 aircraft will provide our customers with a superior product that offers the latest in onboard amenities and comfort,” said Gerry Laderman, United's Senior Vice President of Finance and Acting Chief Financial Officer. “These aircraft will be a terrific addition to our fleet, and we are excited to begin taking delivery of the aircraft early next year.”

Including this new contract, Embraer has sold more than 420 E175s to airlines in North America since January 2013, earning more than 80% of all orders in this 70-76-seat jet segment.

Since entering revenue service, the E-Jets family has received more than 1,800 orders and over 1,400 aircraft have been delivered. Today, E-Jets are flying in the fleet of 70 customers in 50 countries. The versatile 70 to 150-seat family is flying with low-cost airlines as well as with regional and mainline carriers.

Follow us on Twitter: @Embraer

About Embraer

Embraer is a global company headquartered in Brazil with businesses in commercial and executive aviation, defense & security. The company designs, develops, manufactures and markets aircraft and systems, providing customer support and services.

Since it was founded in 1969, Embraer has delivered more than 8,000 aircraft. About every 10 seconds an aircraft manufactured by Embraer takes off somewhere in the world, transporting over 145 million passengers a year.

PRESS OFFICES

Headquarters (Brazil)

North America

Europe, Middle East and Africa

China

Asia Pacific

Corporate Communications press@embraer.com.br Cell: +55 12 98152 4845 Tel.: +55 11 3841 6085	Alyssa Ten Eyck ayeck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847	Guy Douglas guy.douglas@nl.embraer.com Cell: +31 (0)657120121 Tell: +31 (0)202158109	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955

Embraer is the leading manufacturer of commercial jets up to 150 seats. The company maintains industrial units, offices, service and parts distribution centers, among other activities, across the Americas, Africa, Asia and Europe.

PRESS OFFICES

Headquarters (Brazil)

North America

Europe, Middle East and Africa

China

Asia Pacific

Corporate Communications press@embraer.com.br Cell: +55 12 98152 4845 Tel.: +55 11 3841 6085	Alyssa Ten Eyck ayeck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847	Guy Douglas guy.douglas@nl.embraer.com Cell: +31 (0)657120121 Tell: +31 (0)202158109	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 16, 2018

Embraer S.A.

By:	/s/ Nelson Krahenbuhl Salgado
	Name:	Nelson Krahenbuhl Salgado
	Title:	Chief Financial and Investor Relations Officer